

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

December 15, 2008

Via Mail and Fax

Daniel Gallagher
Chief Financial Officer
Town Sports International Holdings, Inc.
5 Penn Plaza, 4th Floor
New York, NY 10001

      RE: Town Sports International Holdings, Inc.
            Form 10-K for the Year Ended December 31, 2007
            Form 8-K Furnished October 30, 2008
            File Number: 000-52013

Dear Mr. Gallagher:

We have reviewed your response letter dated November 19, 2008, and have the following comments. We believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2007

"EBITDA"

1. We are still not convinced that you have substantively justified, specific to your circumstances, why "EBITDA" is useful to investors in evaluating your operations. Your disclosure appears to focus on management's use of "EBITDA." This is not sufficient to justify its usefulness to investors as to specifically why the excluded elements of your operations should be disregarded. It is also not clear how "EBITDA" is representative of funds, since its derivation is from net earnings/loss computed on an accrual basis. Further, "operating income" excludes interest and taxes without the necessity of an alternative measure, so the usefulness of "EBITDA" in this regard is not clear.

However, we note the reference in your response to required compliance with certain financial covenants and borrowing limitations that are based on "EBITDA." In this context, it appears that "EBITDA" may be solely a meaningful measure of your ability to comply with material debt covenants. As such, it may be permissible to be disclosed solely in this context within the "Liquidity and Capital Resources" section of your filings. In this regard, we would expect robust disclosure of the following: (i) the financing arrangements material to your liquidity and capital resources in which "EBITDA" is a significant covenant and how such covenant is material to these arrangements; (ii) how these arrangements are material to your liquidity and capital resources; (iii) the specific provisions, thresholds, limits, and ratios and amounts associated with each to which "EBITDA" relates, (iv) the amount of "EBITDA" computed as specified exactly in accordance with the financing arrangements, (v) specific assessment of compliance with each of the applicable items indicated in (iii); and (vi) implications of your inability to meet any of the items indicated in (iii), with assessment of the circumstances in which any of the items in (iii) may be close to being violated. In connection with all of this, "EBITDA" should be solely reconciled to the comparable GAAP measure associated with your liquidity and capital resources, which appears to be "net cash provided by operating activities" as presented in your statement of cash flows. Refer to question and answer 10 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, for further guidance. If you believe that "EBITDA" is material to your debt covenants, please provide us with a copy of your intended revised disclosure that incorporates the items indicated above and discusses EBITDA solely in that context. Otherwise, please revise to eliminate presentation of this non-GAAP measure in future filings.

Liquidity and Capital Resources, page 41

2. In the selected financial data section of your April 2004 Form S-4, you attributed your working capital deficit to the lack of material accounts receivable and the existence of deferred revenue. At that time, we commented that it did not appear your explanation for the cause of your working capital deficit was correct because when you receive cash "during the month services are rendered," you have cash in hand with no offsetting deferred liability, which actually helps your working capital position. In addition, when you receive cash "paid-in full in advance," you have cash in hand with an equal amount of deferred revenue liability, which in and of itself would not create a working capital deficiency as both assets and liabilities are equally increased. Page 41 of your 2007 Form 10-K contains a substantially similar explanation of your working capital deficit. It appears, however, that your working capital deficit is actually due to the use of cash to fund investing and financing commitments. Therefore, we believe you should revise your disclosure in the liquidity and capital resources section of your filing to discuss the reasons for the deficit and how the deficit will be met. Please provide us with a copy of your intended revised disclosure.

Form 8-K Furnished October 30, 2008

3. To the extent "EBITDA" continues to be presented in conformity with the comment above, please prominently present the comparable GAAP measure to "EBITDA."

      You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

      Sincerely,

      Lyn Shenk
      Branch Chief